# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Futu Holdings Ltd, CIK 0001754581
CUSIP: 36118L106
Title of class of securities: Class A ordinary shares, par value $0.00001
Address of issuer's principal executive offices: 34/F, United Centre, 95 Queensway, Admiralty, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 08/16/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001768375

## Reporting persons
- Aspex Management (HK) Ltd: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 36,424,184; sole dispositive power 0; shared dispositive power 36,424,184; aggregate amount beneficially owned 36,424,184 (4.9% of the class)
  Comment: These 36,424,184 Class A ordinary shares, par value $0.00001 per share (the Ordinary Shares) of Futu Holdings Limited (the Issuer) are represented by 4,553,023 American Depositary Shares (ADSs), each ADS representing eight (8) Ordinary Shares.
  
  Based on 747,830,786 Ordinary Shares outstanding as of 31 December 2023, according to Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 24, 2024.
- Aspex Master Fund: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 36,424,184; sole dispositive power 0; shared dispositive power 36,424,184; aggregate amount beneficially owned 36,424,184 (4.9% of the class)
  Comment: These 36,424,184 Class A ordinary shares, par value $0.00001 per share (the Ordinary Shares) of Futu Holdings Limited (the Issuer) are represented by 4,553,023 American Depositary Shares (ADSs), each ADS representing eight (8) Ordinary Shares.
  
  Based on 747,830,786 Ordinary Shares outstanding as of 31 December 2023, according to Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 24, 2024.
- Li, Ho Kei: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 36,424,184; sole dispositive power 0; shared dispositive power 36,424,184; aggregate amount beneficially owned 36,424,184 (4.9% of the class)
  Comment: These 36,424,184 Class A ordinary shares, par value $0.00001 per share (the Ordinary Shares) of Futu Holdings Limited (the Issuer) are represented by 4,553,023 American Depositary Shares (ADSs), each ADS representing eight (8) Ordinary Shares.
  
  Based on 747,830,786 Ordinary Shares outstanding as of 31 December 2023, according to Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 24, 2024.

## Item 1. Issuer
Name of issuer: Futu Holdings Ltd
Address of issuer's principal executive offices: 34/F, United Centre, 95 Queensway, Admiralty, HONG KONG, 000000

## Item 2. Person Filing
Name of person filing: Aspex Master Fund, Aspex Management (HK) Ltd and Li, Ho Kei
Address of principal business office or, if none, residence:
16th Floor, St. George's Building
2 Ice House Street
Hong Kong
Citizenship:
Aspex Management (HK) Ltd - Hong Kong
Aspex Master Fund - Cayman Islands
Li, Ho Kei - Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Aspex Management (HK) Ltd - 36,424,184

Aspex Master Fund - 36,424,184

Li, Ho Kei - 36,424,184
Percent of class:
Aspex Management (HK) Ltd - 4.9%

Aspex Master Fund - 4.9%

Li, Ho Kei - 4.9%
Sole power to vote or to direct the vote:
Aspex Management (HK) Ltd - 0.

Aspex Master Fund - 0

Li, Ho Kei - 0
Shared power to vote or to direct the vote:
Aspex Management (HK) Ltd - 36,424,184

Aspex Master Fund - 36,424,184

Li, Ho Kei - 36,424,184
Sole power to dispose or to direct the disposition:
Aspex Management (HK) Ltd - 0

Aspex Master Fund - 0

Li, Ho Kei - 0
Shared power to dispose or to direct the disposition:
Aspex Management (HK) Ltd - 36,424,1844

Aspex Master Fund - 36,424,184

Li, Ho Kei - 36,424,184

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Aspex Management (HK) Ltd: Aspex Management (HK) Ltd, Responsible Party (02/26/2025)
- Aspex Master Fund: Aspex Master Fund, Responsible Party (02/26/2025)
- Li, Ho Kei: Li, Ho Kei, Responsible Party (02/26/2025)